17008763

SEC
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Section
MAR - 1 2017
Washington DC
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SEC FILE NUMBER
8-51356

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXT Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Wilcrest Drive, Suite 620
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Philip F. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of NEXT Financial Group, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

PATRICK RICHARD MCKEE
Notary Public, State of Texas
My Commission Expires
November 22, 2017

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEXT FINANCIAL GROUP, INC.

CONTENTS

WWW.MOSSADAMS.COM

MOSS-ADAMS LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
NEXT Financial Group, Inc.

We have audited the accompanying statement of financial condition of NEXT Financial Group, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEXT Financial Group, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedules I & II (the "Schedules") has been subjected to audit procedures performed in conjunction with the audit of NEXT Financial Group, Inc.'s financial statements. The information in the Schedules is the responsibility of NEXT Financial Group, Inc.'s management. Our audit procedures include determining whether the information in the Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the information in the Schedules, we evaluated whether the information in the Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in the Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 28, 2017

Praxity MEMBER GLOBAL ALLIANCE OF INDEPENDENT FIRMS

NEXT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$ 3,005,102
Cash equivalents held at clearing broker	3,282,118
Receivable from broker-dealers and clearing organizations	2,104,672
Property and equipment, net	119,141
Loans receivable – salesmen	880,552
Receivable – related party	10,592,196
Deferred tax benefit	539,301
Other assets	2,574,424
Marketable securities	39,470
Total Assets	$ 23,136,976

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,799,471
Commissions payable	2,190,336
Payable – related party	319,414
Deferred rent	321,077
Total liabilities	4,630,298
Stockholder's equity:	
Common stock, 5,000 shares authorized with $.01 par value, 5,000 shares issued and outstanding	50
Additional paid-in capital	4,569,117
Retained earnings	13,937,511
Total stockholder's equity	18,506,678
Total Liabilities and Stockholder's Equity	$ 23,136,976

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended December 31, 2016

Revenues:	
Commissions income	$ 66,201,030
Investment advisory fees	36,965,116
Other revenue	4,139,086
Interest income	481,892
Total revenues	107,787,124
Expenses:	
Salaries and other employment costs	8,340,389
Commissions and clearance paid other brokers	90,364,389
Communications	314,137
Occupancy and equipment costs	723,236
Promotional costs	3,003,641
Regulatory fees and expenses	572,774
Other expenses	4,045,516
Depreciation and amortization	148,384
Total expenses	107,512,466
Income before income taxes	274,658
Provision for income taxes	227,674
Net income	$ 46,984

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock Shares Issued	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2015	5,000	$ 50	$4,569,117	$13,890,527	$18,459,694
Net income				46,984	46,984
Balance at December 31, 2016	5,000	$ 50	$4,569,117	$13,937,511	$18,506,678

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 46,984
Adjustments to reconcile net income to net	
cash provided (used) by operating activities:	
Depreciation and amortization	148,384
Deferred income taxes	(88,901)
(Gain) Loss on disposal of property	61,501
(Increase) decrease in assets:	
Cash equivalents held at clearing broker	1,615,022
Receivables from broker-dealers and clearing organizations	709,734
Receivable – related party	(528,514)
Other assets	57,568
Marketable securities	(16,964)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	20,602
Commissions payable	(716,503)
Payable – related party	102,834
Deferred rent	(43,153)
Securities sold, not yet purchased	164,375
Net cash provided (used) by operating activities	1,532,969
Cash flows from investing activities:	
Loans made to salesmen	(671,849)
Loan payments received from salesmen	662,580
Purchases of property and equipment	(25,407)
Net cash provided (used) by investing activities	(34,676)
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	1,498,293
Cash and cash equivalents at beginning of year	1,506,809
Cash and cash equivalents at end of year	$3,005,102
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$1,068,546

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

NEXT Financial Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Virginia corporation. The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

The Company is a wholly-owned subsidiary of NEXT Financial Holdings, Inc. ("Holdings").

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Receivable from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these. The Company advances funds to its registered representatives as determined necessary by management. The advances consist of pass through expenses, which are generally recouped upon the following commission payment cycle, and loans which are repaid with interest over periods of up to three years. Interest earned on the loans is recorded on a monthly basis. Loans receivable are generally repaid through the following commission payment cycles and are generally considered past due upon termination of the registered representative. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The costs of leasehold improvements are capitalized and such costs are amortized on a straight-line basis over the shorter of their estimated useful lives or lease term, as applicable.

Other Assets

Other assets consist primarily of prepaid expenses and other receivables. Prepaid expenses are carried at cost and are expensed over the period of time to which they relate, generally less than one year. Other receivables consist mostly of advances to employee and registered representatives that are generally collected within less than three months. As of December 31, 2016, the Company had recorded an allowance for doubtful accounts of $87,940 against these receivables.

Note 1 - Summary of Significant Accounting Policies, continued

Investments

Marketable securities and securities sold, not yet purchased are carried at fair market value in accordance with the *Fair Value* Topic of the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC"). Increases or decreases in net unrealized appreciation or depreciation of investments are credited or charged to operations. The fair values of marketable securities are based on publicly available, unadjusted quoted prices in active markets (Level 1 inputs as defined in the *Fair Value* Topic of the FASB ASC).

Revenue Recognition

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Commission revenue and related expenses from the sale of mutual funds are recorded on a trade date basis.

Investment advisory and management fees are generally recognized as services are provided. Generally, fees are billed on a quarterly basis based on the account's asset value at the end of a quarter. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs incurred for the year ended December 31, 2016 were $31,044 and are reflected in promotional costs.

Income Taxes

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the FASB ASC. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of approximately $3,346,450 and net capital requirements of $297,728. The Company's ratio of aggregate indebtedness to net capital was 1.33 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 408,859
Computer equipment and software	2,200,544
Leasehold improvements	30,045
	2,639,448
Less: accumulated depreciation and amortization	(2,520,307)
	$ 119,141

Depreciation and amortization expense for the year ended December 31, 2016 was $148,384.

Note 5 - Loans Receivable – Salesmen

The Company has 41 unsecured promissory notes receivable from its registered representatives. The notes are generally payable within a year in equal monthly installments of principal plus interest at annual interest rates ranging from 0% to 7.75%. All of the outstanding notes mature at various times through 2017. As of December 31, 2016, the Company had recorded $17,344 as an allowance for doubtful accounts against loans receivable – salesmen.

Note 6 - Income Taxes

The provision for income taxes consists of the following:

Current tax expense	$ 316,575
Deferred tax expense (benefit)	(88,901)
Total income tax expense	$ 227,674

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member

Note 6 - Income Tax Matters, continued

of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. As of December 31, 2016, there were $262,834 in tax-related balances payable to Holdings.

The expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense due to state income taxes net of federal tax benefit, permanent differences related to meals and entertainment, and adjustments from the prior year's estimates to actual prior year income tax return amounts.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

Deferred income tax assets and liabilities consist of the following:

Deferred tax assets:	
Accrued Liabilities	$ 443,781
Accumulated depreciation	95,520
Total deferred tax assets	$ 539,301
Deferred tax liabilities:	
Total deferred tax liabilities	--
Net deferred income tax asset	$ 539,301

Note 7 - Operating Leases

The Company leases office space in Houston, Texas. Rental expense is calculated on a straight-line basis. The lease began in August 2008, for a six-year term, with renewal options for two additional five-year terms. In January 2014, the Company amended its lease agreement to extend the lease term through August 31, 2020. The renewal provisions of the original lease remain in effect.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining no cancelable lease terms in excess of one year:

Year Ending December 31,		
2017	$	673,093
2018	$	689,377
2019	$	705,662
2020	$	477,679
	$	2,545,811

Rental expense for the year ended December 31, 2016, was $638,918 and is reflected in occupancy and equipment costs.

Note 8 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed one month of service. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company made matching contributions of $149,546 to the plan for the year ended December 31, 2016.

Note 9 - Concentration Risk

At December 31, 2016, and at various other times during the year then ended, the Company had cash balances in excess of federally insured limits.

Note 10 - Commitments and Contingencies

The Company has been named, along with other defendants, in proceedings and lawsuits incidental to its securities business. As of December 31, 2016, customers in these proceedings are seeking damages of approximately $12.0 million. The Company has also been named, along with other defendants, in proceedings instituted by a former employee and a former independent contractor, respectively, of the Company who seek damages of approximately $22.6 million. Management intends to present a vigorous defense. The ultimate outcome of these proceedings and lawsuits cannot presently be determined. As of December 31, 2016, the Company has accrued approximately $1,159,000 related to these proceedings and lawsuits based on the analysis conducted by the Company and/or their attorneys as to the Company's potential exposure.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 11 - Related Party Transactions

The Company is a wholly-owned subsidiary of Holdings. At December 31, 2016, the Company had a receivable from Holdings of $10,592,196 and a payable of $318,814 as reflected on the Statement of Financial Condition. The Company and Holdings are under common control and the existence of that control may create operating results and financial position different than if the companies were autonomous.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2016

Schedule I

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 18,506,676
Deductions and/or charges:		
Non-allowable assets:		
Receivable from broker-dealers and clearing organizations	$ 308,017	
Property and equipment, net	119,139	
Loans receivable – salesmen	897,896	
Receivable – related party	10,592,196	
Deferred tax benefit	539,301	
Other assets	2,557,080	
Other deductions and/or charges:		
Deficits in clearing account	30,515	(15,044,144)
Net capital before haircuts on securities positions		3,462,532
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2)):		
Money market accounts	86,723	
Undue concentration	29,359	(116,082)
Net capital		$ 3,346,450

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 1,635,095
Commissions payable	2,190,336
Payable – related party	319,414
Deferred rent and lease incentives	321,077
Total aggregate indebtedness	$ 4,465,922

Schedule I (continued)

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 297,728
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 297,728
Net capital in excess of required minimum	$ 3,048,722
Excess net capital at 1000%	$ 2,899,858
Ratio: Aggregate indebtedness to net capital	1.33 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no significant differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

NEXT FINANCIAL GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended

December 31, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
NEXT Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) NEXT Financial Group, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which NEXT Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) NEXT Financial Group, Inc. stated that NEXT Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. NEXT Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NEXT Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 28, 2017

Executing the power of vision, values and voice to change destinies

NEXT financial group

EXEMPTION REPORT

NEXT FINANCIAL GROUP, INC. Assertions

We confirm, to the best of our knowledge and belief, that:

1. NEXT FINANCIAL GROUP, INC. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2016 to December 31, 2016.

2. NEXT FINANCIAL GROUP, INC. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2016 to December 31, 2016 without exception.

Sign: Philip F. Smith Date: 2/22/17

NEXT Financial Group, Inc.
Philip F. Smith
Chief Financial Officer
2500 Wilcrest Drive, Suite 620
Houston, TX 77042

Office: (713) 333.4926
Fax: (713) 980.2431

Report of Independent Registered Public Accounting Firm

On the SIPC Annual Assessment

Required By SEC Rule 17a-5, and the SIPC Series 600 Rules

Year Ended December 31, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
NEXT Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by NEXT Financial Group, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 28, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2774******************MIXED AADC 220
051356 FINRA DEC
NEXT FINANCIAL GROUP INC
ATTN: FINANCE
2500 WILCREST DR STE 620
HOUSTON TX 77042-2757

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Philip F Smith 713-333-4926

2. A.	General Assessment (item 2e from page 2)	$116,916
B.	Less payment made with SIPC-6 filed (**exclude interest**) 08/04/2016 Date Paid	(58,555)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$58,361

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $58,361

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NEXT FINANCIAL GROUP, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Philip F. Smith - CFO
(Title)

Dated the 27 day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$107,787,127
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	58,987,028
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,738,035
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	241,632
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $19,965	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $54,027	
Enter the greater of line (i) or (ii)	54,027
Total deductions	(61,020,722)
2d. SIPC Net Operating Revenues	$46,766,406
2e. General Assessment @ .0025	$116,916
	(to page 1, line 2.A.)

NEXT FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2016